February 19, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:Matthew Derby

Dear Sir:

Re: ZenaTech, Inc. – Form F-3 filed February 10, 2026

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ZenaTech, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form F-3 so that it will become effective on Friday, February 20, 2026 at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Yours truly,

ZenaTech, Inc.

/s/ Dr. Shaun Passley

Dr. Shaun Passley

Chief Executive Officer

cc: Karim Lalani

Boughton Law Corporation

ZenaTech, Inc.	777 Hornby Street	Suite 1460	Vancouver, BC	Canada V7X 1S8
NASDAQ: ZENA